Lauren B. Prevost

404-504-7744

lprevost@mmmlaw.com

www.mmmlaw.com

September 14, 2012

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust III, Inc.

Form 10-K

Filed March 30, 2012

File No. 000-53960

Dear Mr. Woody:

On behalf of Cole Credit Property Trust III, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 30, 2012 relating to the Company’s Annual Report on Form 10-K, filed March 30, 2012 (the “Form 10-K”).

General

1.	We note that the company acquired several properties during the year ended December 31, 2011 and the first two quarters ended June 30, 2012. Please tell us whether any of the properties met the definition of a significant acquisition in accordance with Rule 3-14 of Regulation S-X. In your response tell us whether any of the property acquisitions are considered related. To the extent any of the properties do meet the definition of a significant acquisition, tell us where you have filed the financial statements required by Rule 3-14 of Regulation S-X.

Response: None of the properties acquired during the year ended December 31, 2011 or the six months ended June 30, 2012 met the definition of a significant acquisition in accordance with Rule 3-14 of Regulation S-X (“Rule 3-14”). In accordance with Rule 3-14, an acquisition is considered significant if the purchase price is greater than 10% of the Company’s total assets as of the last audited balance sheet filed with the Commission. The Company’s total assets as shown on its audited balance sheets dated December 31, 2010 and December 31, 2011 were $3.2 billion and $5.7 billion, respectively.

Mr. Kevin Woody, Accounting Branch Chief

Securities and Exchange Commission

September 14, 2012

Accordingly, the significance thresholds for the year ended December 31, 2011 and the six months ended June 30, 2012 were $324.4 million and $569.8 million, respectively. The purchase prices of the largest individual property acquisitions during the year ended December 31, 2011 and the six months ended June 30, 2012 were $170.0 million and $145.9 million, respectively, each of which was below the applicable significance threshold for the respective period.

During the year ended December 31, 2011 and the six months ended June 30, 2012, the Company acquired certain properties that were considered related. In accordance with Rule 3-14, properties are considered related if (i) the properties were acquired from a single seller, (ii) the properties are under common control or management, (iii) the acquisition of one property is conditional on the acquisition of each other property, or (iv) each acquisition is conditioned on a single common event. None of the related acquisitions met the definition of a significant acquisition in accordance with Rule 3-14. The largest acquisition of related properties during the year ended December 31, 2011 was the purchase of a portfolio of 12 single tenant properties for an aggregate purchase price of $225.8 million. During the six months ended June 30, 2012, the largest acquisition of related properties was the purchase of three single tenant properties for an aggregate purchase price of $186.6 million.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investment in and Valuation of Real Estate and Related Assets, page F-9.

2.	We note your disclosure that you sold 12 properties during the first quarter 2012 and that you have concluded that the properties did not meet the criteria to be classified as held for sale as of December 31, 2011. Please explain to us in further detail how you determined that these properties did not meet the held for sale criteria at year end. In your response, tell us the operating income for these properties that would have been classified as discontinued operations if the properties had been classified as held for sale.

Response: In accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant, and Equipment, all of the criteria provided in ASC 360-10-45-9(a) to 9(f) must be met in order for an asset to be classified as held for sale. As of December 31, 2011, the criteria in ASC 360-10-45-9(d) and 9(f), which require the sale of the assets to be probable, the sale to be completed within one year and changes to the plan of sale to be unlikely, were not met when applied to the facts and circumstances of the proposed sale of the Company’s real estate portfolio of 12 operating properties (the “Portfolio Properties”).

On December 23, 2011, the Company entered into a purchase and sale agreement (“PSA”) with respect to the Portfolio Properties, at which time the buyer’s contractual due diligence period of 57 days commenced. Generally, the due diligence process for a buyer includes obtaining and reviewing third-party property appraisals, title commitments, surveys, tenant estoppels, lease agreements, property operating statements, environmental inspections and property condition reports, and performing on-site inspections of the properties. During the due diligence period, the buyer had the contractual right to cancel the PSA at any time, for any reason, and the buyer’s initial earnest money deposit of $1.0 million was fully refundable.

Mr. Kevin Woody, Accounting Branch Chief

Securities and Exchange Commission

September 14, 2012

It is common within the real estate industry for there to be continuous negotiations between the buyer and seller from the initial letter of intent through the contractual closing date, which often result in amendments to the terms of the PSA. Such amendments may arise from findings during the due diligence period or changes to the buyer’s circumstances. Amendments are even more common when structuring a sale of a real estate portfolio due to the complexities of selling multiple properties, both in terms of sale price, the specific properties to be included in the portfolio and other economic considerations. Such amendments may include, among other things, the removal or addition of certain properties, adjustments to the sale price, extension of the due diligence period or changes to the contractual closing date.

Based on a consideration of all relevant information available at that time, management of the Company determined that the sale of the Portfolio Properties was not probable as of December 31, 2011. Management believed that it was likely that there would be changes to the plan subsequent to December 31, 2011, because only nine of the 57 days of the due diligence period had passed. Also, the buyer did not have any financial risk because the initial earnest money deposit was fully refundable. In addition, there were no other prospective buyers of the Portfolio Properties as of December 31, 2011, and management did not consider it probable that the sale of the Portfolio Properties to another buyer would occur within one year if the PSA was terminated.

Based on these considerations, management determined that the Portfolio Properties did not meet all of the criteria in ASC 360-10-45-9(a) to 9(f) to be classified as held for sale as of December 31, 2011.

On February 17, 2012, the buyer’s due diligence process was completed and the buyer did not elect to cancel the PSA, as amended. In addition, the negotiations between the Company and the buyer appeared to be complete. Further, on such date the buyer deposited an additional $2.0 million of earnest money, resulting in an aggregate deposit of $3.0 million, and the earnest money deposit became contractually non-refundable. Because the earnest money deposits were non-refundable, the Company determined that the financial risk to the buyer from forfeiting its earnest money deposits was a significant factor in assessing whether the portfolio sale was likely to occur. As a result of the changes to the facts and circumstances described above, the Company reassessed the probability of the sale and the likelihood that changes to the plan to sale would be made and determined that the Portfolio Properties should be classified as held for sale on February 17, 2012. On March 9, 2012, the Portfolio Properties were sold to the buyer for a gross sales price of $69.4 million. The aggregate operating income for the Portfolio Properties was $3.2 million for the year ended December 31, 2011.

Mr. Kevin Woody, Accounting Branch Chief

Securities and Exchange Commission

September 14, 2012

*  *  *  *  *

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: D. Kirk McAllaster, Jr.

Enclosure

COLE CREDIT PROPERTY TRUST III, INC.

September 14, 2012

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust III, Inc.

Form 10-K

Filed March 30, 2012

File No. 000-53960

Dear Mr. Woody:

In connection with the letter of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, Cole Credit Property Trust III, Inc. (the “Company”) hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report on Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cole Credit Property Trust III, Inc.

By:	/s/ D. Kirk McAllaster, Jr.
Name:	D. Kirk McAllaster, Jr.
Title:	Executive Vice President, Chief Financial Officer and Treasurer